Exhibit 99.1

Kerstin Renard New SVP Human Resources at Volvo

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 18, 2007--Kerstin Renard has been appointed Senior Vice President Human Resources for the Volvo Group (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB). Kerstin Renard will assume her new position on September 1, succeeding the current SVP Human Resources Kjell Svenson, who is retiring.

Kerstin Renard, 46, is currently HR manager at Volvo Powertrain, where she has worked since 2005. She has many years of experience within HR and has previously worked at Wilson Logistics, Flexlink and Volvo Cars, among other assignments.

Kerstin Renard will report to Stefan Johnsson, who has overall responsibility within Volvo's Group Executive Committee for personnel matters.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=427532&fn=wkr0001.pdf

(Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists.)

This information was brought to you by Cision
http://newsroom.cision.com

CONTACT: Volvo Group
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49